Exhibit 12

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                       Ford Motor Company and Subsidiaries

 CALCULATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
 ----------------------------------------------------------------------------------------

                                  (in millions)


                                                                For the Years Ended December 31
                                                   -----------------------------------------------------------
                                                       2000        1999        1998        1997       1996
                                                   ---------- ----------- ----------- ----------- ------------

Earnings
--------
  Income before income taxes                       $ 8,234      $ 9,854     $24,280     $10,124    $ 6,189
  Equity in net (income)/loss of affiliates
   plus dividends from affiliates                       99          (12)         87         141         75
  Adjusted fixed charges a/                         11,300        9,381       9,161      10,896     10,785
                                                   -------      -------     -------     -------    -------
    Earnings                                       $19,633      $19,223     $33,528     $21,161    $17,049
                                                   =======      =======     =======     =======    =======

Combined Fixed Charges and
 Preferred Stock Dividends
--------------------------
  Interest expense b/                              $10,937      $ 9,065     $ 8,881     $10,559    $10,450
  Interest portion of rental expense c/                302          258         228         297        292
  Preferred stock dividend requirements of
   majority owned subsidiaries and trusts               55           55          55          55         55
                                                   -------      -------     -------     -------    -------
    Fixed charges                                   11,294        9,378       9,164      10,911     10,797
Ford preferred stock dividend requirements d/           22           22         121          85        100
                                                   -------      -------     -------     -------    -------
  Total combined fixed charges
   and preferred stock dividends                   $11,316      $ 9,400     $ 9,285     $10,996    $10,897
                                                   =======      =======     =======     =======    =======
Ratios
------
  Ratio of earnings to fixed charges                   1.7          2.0         3.7e/       1.9        1.6

  Ratio of earnings to combined fixed
   charges and preferred stock dividends               1.7          2.0         3.6e/       1.9        1.6


Visteon is excluded from all amounts.
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a/   Fixed charges,  as shown above,  adjusted to exclude the amount of interest capitalized during the period and preferred stock dividend requirements of majority owned subsidiaries and trusts.
b/ Includes interest, whether expensed or capitalized, and amortization of debt expense and discount or premium relating to any indebtedness.
c/   One-third of all rental expense is deemed to be interest.
d/ Preferred stock dividend requirements of Ford Motor Company increased to an amount representing the pre-tax earnings which would be required to cover such dividend requirements based on Ford Motor Company's effective income tax rates.
e/ Earnings used in calculation of this ratio include the $15,955 million gain on the spin-off of The Associates. Excluding this gain, the ratio is 2.0.